                                                                OMB APPROVAL

                             UNITED STATES            OMB Number: 3235-0145
                  SECURITIES AND EXCHANGE COMMISSION  Expires: December 31, 2005
                        WASHINGTON, D.C. 20549        Estimated average
                                                      burden hours per
                                                      response . . . . 11


                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            Aber Diamond Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    002893105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Patrick B. Dorsey, Esq.
              Senior Vice President, General Counsel and Secretary
                                  Tiffany & Co.
                                727 Fifth Avenue
                            New York, New York 10022
                                 (212) 755-8000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 7, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /__ /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                 SCHEDULE 13D/A

CUSIP NO. 002893105                                            Page 2 of 9 Pages

--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Tiffany & Co. International
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) /__ /
                                                                      (b) / X /
--------------------------------------------------------------------------------
(3)  SEC USE ONLY


--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

     Not applicable.                                                      /__ /
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                  (7)      SOLE VOTING POWER

                                           None
          NUMBER OF               ----------------------------------------------
            SHARES                (8)      SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                       8,000,000
             EACH                 ----------------------------------------------
          REPORTING               (9)      SOLE DISPOSITIVE POWER
         PERSON WITH
                                           None
                                  ----------------------------------------------
                                  (10)     SHARED DISPOSITIVE POWER

                                           8,000,000
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,000,000
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     Not applicable.                                                      /__ /
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.3%*

* Based on 55,933,232 common shares reported by the Issuer to be outstanding as of January 31, 2004, as reported by the Issuer in its Form 40-F filed with the SEC on June 18, 2004.
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

CUSIP NO. 002893105                                            Page 3 of 9 Pages

--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Tiffany & Co.
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) /__ /
                                                                      (b) / X /
--------------------------------------------------------------------------------
(3)  SEC USE ONLY


--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

     Not applicable.                                                      /__ /
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                  (7)      SOLE VOTING POWER

                                           None
          NUMBER OF               ----------------------------------------------
            SHARES                (8)      SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                       8,000,000
             EACH                 ----------------------------------------------
          REPORTING               (9)      SOLE DISPOSITIVE POWER
         PERSON WITH
                                           None
                                  ----------------------------------------------
                                  (10)     SHARED DISPOSITIVE POWER

                                           8,000,000
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,000,000
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     Not applicable.                                                      /__ /
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.3%*

* Based on 55,933,232 common shares reported by the Issuer to be outstanding as of January 31, 2004, as reported by the Issuer in its Form 40-F filed with the SEC on June 18, 2004.
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON

         CO, HC
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

CUSIP NO. 002893105                                            Page 4 of 9 Pages


      This Schedule 13D/A ("Amendment No. 1") is being filed by Tiffany & Co. International, a Delaware corporation ("International"), and Tiffany & Co., a Delaware corporation ("Parent" and together with International, the "Reporting Persons"). International is a direct wholly-owned subsidiary of Parent. This Amendment No. 1 is being filed to amend and supplement the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on July 27, 1999 (the "Original 13D"), with respect to the Common Stock, no par value (the "Common Stock"), of Aber Diamond Corporation (previously known as Aber Resources Ltd.) (the "Issuer"). Capitalized terms used but not defined in this Amendment No. 1 have the meanings assigned thereto in the Original 13D. Except as disclosed in this Amendment No. 1, the information contained in the Original 13D, has not changed as of the date hereof.

      Items 4 and 6 are hereby amended and restated as set forth below and Items 2, 5 and 7 are amended to the extent set forth below:

ITEM 2.  IDENTITY AND BACKGROUND.

      The third paragraph of Item 2(a) - (c); (f) is hereby deleted in its entirety and replaced with the following new paragraph:

            To the best of the Reporting Persons' knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of each Reporting Person, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth on Schedules I and II hereto. The information contained in Schedules I and II is incorporated herein by reference.

      Item 2 (d) - (e) is hereby amended and restated as follows:

            During the last five years, none of the Reporting Persons, their respective executive officers or their respective directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.     PURPOSE OF TRANSACTION.

      On December 6, 2004, International entered into an Extinguishment and Termination Agreement (the "Termination Agreement") with the Issuer to cancel and extinguish certain provisions of the Subscription Agreement, entered into on July 16, 1999 and previously described in the Original 13D. Pursuant to the Termination Agreement, the Issuer agreed to cancel and extinguish certain of its rights with respect to the sale by International of the 8,000,000 shares of Common Stock purchased by International pursuant to the Subscription Agreement (the "Shares"), to certain dealers (collectively, "Dealers") subject to the satisfaction of certain conditions, described in Item 6 below.

      Pursuant to the terms of the Termination Agreement, International relinquished its right to have a representative of the Reporting Persons nominated to the Issuer's Board of Directors at each annual meeting of shareholders. Pursuant to the terms of the Termination Agreement, James Fernandez resigned from the Board of Directors of the Issuer, and the Issuer is no longer required by the Subscription Agreement to nominate a representative of the Reporting Persons to the Issuer's Board of Directors.

      On December 7, 2004, International entered into a Purchase Agreement (the "Purchase Agreement") with Merrill Lynch Canada, Inc., CIBC World Markets Inc., Scotia Capital Inc. and UBS Securities Canada Inc. (collectively, "Merrill Lynch"), pursuant to which Merrill Lynch shall acquire, subject to certain conditions described in Item 6 below, all of the Shares at a purchase price equal to CAN$42.00 per share (the "Stock Sale"). Upon closing of the Stock Sale on December 10, 2004, the Reporting Persons will not own beneficially or of record, any shares of Common Stock of the Issuer.

                                 SCHEDULE 13D/A

CUSIP NO. 002893105                                            Page 5 of 9 Pages


      Under the terms of the Purchase Agreement, Merrill Lynch will offer the Shares for resale (i) in the United States to "accredited investors" (as defined in Section 2(a)(15) of the Securities Act of 1933, as amended (the "Securities Act")) and to "qualified institutional buyers" as defined in Rule 144A(a)(1) under the Securities Act, (ii) in all transactions outside the United States in reliance on Regulation S under the Securities Act ("Regulation S") and (iii) in Canada without filing a prospectus and in compliance with Canadian securities laws including the rules and regulations of the Toronto Stock Exchange.

      The obligations of Merrill Lynch under the Purchase Agreement are subject to certain conditions, described in Item 6 below.

      All references to the Termination Agreement and Purchase Agreement set forth in this Item 4 are qualified in their entirety by reference to the copy of the Termination Agreement and Purchase Agreement included as Exhibits 99.1 and 99.2, respectively, to this Amendment No. 1, each of which is incorporated herein by reference.

      Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. This Amendment No. 1 is not an offer to sell any securities or a solicitation to buy any securities. These securities have not been, and will not be, registered under the Securities Act and may not be offered or sold in the United States absent registration thereunder or under an applicable exemption from such registration requirements.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 is amended and supplemented by amending paragraph (c) as follows and adding the following new paragraph (e):

      (c) On December 7, 2004, International entered into the Purchase Agreement with Merrill Lynch, a copy of which is included as Exhibit 99.2 hereto and which is incorporated by reference herein, pursuant to which Merrill Lynch shall acquire, subject to certain conditions described in Item 6 below, all of the Shares at a purchase price equal to CAN$42.00 per share. Upon closing of the Stock Sale, the Reporting Persons will not own beneficially or of record, any shares of Common Stock of the Issuer.

      (e) Upon closing of the Stock Sale, the Reporting Persons will not own beneficially or of record, any shares of Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The information set forth or incorporated by reference in Item 4 is hereby incorporated by reference. Pursuant to the terms of the Termination Agreement, a copy of which is included as Exhibit 99.1 hereto and which is incorporated herein by reference, the Issuer agreed to cancel and extinguish certain of its rights with respect to the sale of the Shares upon payment by International to the Issuer of the sum of US$ 7 million (the "Extinguishment Fee"); provided, that:

            (i) such cancellation and extinguishment of certain of the Issuer's rights under the Subscription Agreement only shall be applicable to a sale of the Shares to or through the Dealers;

            (ii) the Dealers shall have entered into an agreement with the Issuer providing that (A) the Dealers promptly shall disclose in reasonable detail to the Issuer the identities of the persons who have agreed to purchase the Shares from the Dealers (the "Ultimate Purchasers") and (B) the Dealers shall not sell to any Ultimate Purchaser or group of Ultimate Purchasers under common control, more than 2,000,000 of the Shares without the Issuer's prior consent to be acknowledged in writing; and

                                 SCHEDULE 13D/A

CUSIP NO. 002893105                                            Page 6 of 9 Pages

            (iii) the Board of Directors of the Issuer shall have received the written resignation of James Fernandez as a director of the Issuer.

      Pursuant to the terms of the Purchase Agreement, a copy of which is included as Exhibit 99.2 hereto and which is incorporated herein by reference, Merrill Lynch shall acquire, subject to certain conditions described below, all of the Shares at a purchase price equal to CAN$42.00 per share. Upon closing of the Stock Sale, the Reporting Persons will not own beneficially or of record, any shares of Common Stock of the Issuer.

      Merrill Lynch will offer the Shares for resale upon the terms and conditions set forth in the Purchase Agreement (i) in the United States to "accredited investors" (as defined in Section 2(a)(15) of the Securities Act) and to "qualified institutional buyers" as defined in Rule 144A(a)(1) under the Securities Act, (ii) in all transactions outside the United States, including in Canada, in reliance on Regulation S under the Securities Act and (iii) in Canada without filing a prospectus and in compliance with Canadian securities laws including the rules and regulations of the Toronto Stock Exchange.

      The obligations of Merrill Lynch under the Purchase Agreement are subject to termination in the absolute discretion of Merrill Lynch if at any time prior to the time of purchase there shall have occurred: (i) a suspension or material limitation in trading in securities generally on the Toronto Stock Exchange;
(ii) a suspension or material limitation in trading in the shares of common stock of the Issuer on the Toronto Stock Exchange; (iii) a general moratorium on commercial banking activities declared by either Canadian or Ontario authorities or a material disruption in commercial banking or securities settlement or clearance services in Canada; or (iv) any other calamity or crisis or any change in financial, political or economic conditions in Canada or elsewhere, if the effect of any such event specified in clause (iv) in the judgment of Merrill Lynch makes it impracticable or inadvisable to proceed with the offering or the delivery of the Shares on the terms and in the manner set forth in the Purchase Agreement.

      All references to the Termination Agreement and Purchase Agreement set forth in this Item 6 are qualified in their entirety by reference to the copy of the Termination Agreement and Purchase Agreement included as Exhibits 99.1 and 99.2, respectively, to this Amendment No. 1.

      This Amendment No. 1 is not an offer to sell any securities or a solicitation to buy any securities. These securities have not been, and will not be, registered under the Securities Act and may not be offered or sold in the United States absent registration thereunder or under an applicable exemption from such registration requirements.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 is amended and supplemented by adding the following new exhibits:

      99.1 Termination Agreement, dated as of December 6, 2004, by and between Tiffany & Co. International and Aber Diamond Corporation.

      99.2 Purchase Agreement, dated as of December 7, 2004, by and between Tiffany & Co. International, Tiffany & Co., Merrill Lynch & Co., CIBC World Markets Inc., Scotia Capital Inc. and UBS Securities Canada Inc.

                                 SCHEDULE 13D/A

CUSIP NO. 002893105                                            Page 7 of 9 Pages


                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                     TIFFANY & CO. INTERNATIONAL


                     By: /s/ Patrick B. Dorsey
                        __________________________              December 7, 2004
                       Patrick B. Dorsey
                       Vice President and Secretary

                     TIFFANY & CO.

                                                                December 7, 2004
                     By: /s/ Patrick B. Dorsey
                        _________________________
                     Patrick B. Dorsey
                     Senior Vice President, General Counsel and Secretary

                                 SCHEDULE 13D/A

CUSIP NO. 002893105                                            Page 8 of 9 Pages


                                   SCHEDULE I

         DIRECTORS AND EXECUTIVE OFFICERS OF TIFFANY & CO. INTERNATIONAL

      The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Tiffany & Co. International. Except as indicated below, each such person is a U.S. citizen and the business address of each such person is 727 Fifth Avenue, New York, New York 10022.

                BOARD OF DIRECTORS OF TIFFANY & CO. INTERNATIONAL

Name and Title        Present Principal Occupation
Michael J. Kowalski,  Chairman of the Board and Chief Executive Officer,
Director              Tiffany & Co.

James E. Quinn,       President, Tiffany & Co.
Director

James N. Fernandez,   Executive Vice President and Chief Financial Officer,
Director              Tiffany & Co.

Patrick B. Dorsey,    Senior Vice President, General Counsel and Secretary,
Director              Tiffany & Co.


                EXECUTIVE OFFICERS OF TIFFANY & CO. INTERNATIONAL

Name and Title        Present Principal Occupation
Michael J. Kowalski,  Chairman of the Board and Chief Executive Officer,
President             Tiffany & Co.

James N. Fernandez,   Executive Vice President and Chief Financial Officer,
Vice President and    Tiffany & Co.
Chief Executive
Officer

Patrick B. Dorsey,    Senior Vice President, General Counsel and Secretary,
Vice President and    Tiffany & Co.
Secretary

James E. Quinn,       President, Tiffany & Co.
Vice President

Warren S. Feld,       Vice President and Controller-Tiffany and Company;
Controller            Controller, Tiffany & Co.

Michael W. Connolly,  Treasurer, Tiffany & Co.
Treasurer

                                 SCHEDULE 13D/A

CUSIP NO. 002893105                                            Page 9 of 9 Pages


                                   SCHEDULE II

               DIRECTORS AND EXECUTIVE OFFICERS OF TIFFANY & CO.

      The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Tiffany & Co. Except as indicated below, each such person is a U.S. citizen and the business address of each such person is 727 Fifth Avenue, New York, New York 10022.

                       BOARD OF DIRECTORS OF TIFFANY & CO.

Name and Title         Present Principal Occupation
Michael J. Kowalski    Chairman of the Board and Chief Executive Officer,
                       Tiffany & Co.

James E. Quinn         President, Tiffany & Co.

Rose Marie Bravo       Chief Executive of Burberry Limited.  The address of
                       Burberry Limited is 1350 Avenue of the Americas, 30th
                       Floor, New York, New York 10019.

William R. Chaney      Former Chairman of the Board, Tiffany & Co.

Samuel L. Hayes III    Jacob H. Schiff Professor Emeritus - Harvard Business
                       School. The address of Harvard Business School is Cumnock
                       Hall 300, Harvard Business School Boston, Massachusetts
                       02163.

Abby F. Kohnstamm      Senior Vice President, Marketing of IBM Corporation.  The
                       address of IBM Corporation is 1133 Westchester Avenue,
                       White Plains, New York 10604.

Charles K. Marquis     Senior Advisor to Investcorp International Inc.  The
                       address of Investcorp International Inc. is 280 Park
                       Avenue, 37th Floor West, New York, New York 10017.

J. Thomas Presby       Mr. Presby is active as a director, mediator, arbitrator
                       and business advisor.  The business address for Mr.
                       Presby is c/o Deloitte, 1633 Broadway, New York, New York
                       10019-6754.

James E. Quinn         President, Tiffany & Co.

William A. Shutzer     Partner, Senior Managing Director - EverCore Partners.
                       The address of EverCore Partners is 55 East 52nd Street,
                       43rd Floor, New York, New York 10005.



                       EXECUTIVE OFFICERS OF TIFFANY & CO.

Name and Title         Present Principal Occupation
Michael J. Kowalski    Chairman of the Board of Directors and Chief Executive
                       Officer

James E. Quinn         President

Beth O. Canavan        Executive Vice President

James N. Fernandez     Executive Vice President and Chief Financial Officer

Victoria Berger-Gross  Senior Vice President -- Human Resources

Patrick B. Dorsey      Senior Vice President, General Counsel and Secretary

Fernanda M. Kellogg    Senior Vice President -- Public Relations

Jon M. King            Senior Vice President -- Merchandising

Caroline D. Naggiar    Senior Vice President -- Marketing

John S. Petterson      Senior Vice President -- Operations